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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. )*

CRUSADER ENERGY GROUP INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

228834107
(CUSIP Number)
Jodi Ganz Greenhill & Co., Inc. 300 Park Avenue New York, NY 10022 (212) 389-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 26, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228834107
1.	Names of Reporting Persons. Greenhill & Co., Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 172,916,667*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100,100,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 172,916,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 87.6% (see Item 5)
14.	Type of Reporting Person CO

CUSIP No. 228834107
1.	Names of Reporting Persons. Greenhill Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 172,916,667*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100,100,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 172,916,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 87.6% (see Item 5)
14.	Type of Reporting Person OO

CUSIP No. 228834107
1.	Names of Reporting Persons. GPC Managing Partner II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 172,916,667*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100,100,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 172,916,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 87.6% (see Item 5)
14.	Type of Reporting Person PN

CUSIP No. 228834107
1.	Names of Reporting Persons. Greenhill Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 172,916,667*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100,100,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 172,916,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 87.6% (see Item 5)
14.	Type of Reporting Person PN

CUSIP No. 228834107
1.	Names of Reporting Persons. Greenhill Capital Partners (Cayman) II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 172,916,667*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100,100,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 172,916,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 87.6% (see Item 5)
14.	Type of Reporting Person PN

CUSIP No. 228834107
1.	Names of Reporting Persons. Greenhill Capital Partners (Executives) II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 172,916,667*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100,100,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 172,916,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 87.6% (see Item 5)
14.	Type of Reporting Person PN

CUSIP No. 228834107
1.	Names of Reporting Persons. Greenhill Capital Partners (Employees) II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds SC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 172,916,667*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 100,100,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 172,916,667*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 87.6% (see Item 5)
14.	Type of Reporting Person PN

_______________
* By virtue of the Voting Agreement (as hereinafter defined), the Reporting Persons (as hereinafter defined) may be considered members of a “group” for purposes of this Schedule 13D.  The amounts disclosed under “Shared Voting Power” and “Aggregate Amount Beneficially Owned by Each Reporting Person” do not include an aggregate of 23,170,000 shares of Common Stock (as hereinafter defined) issuable upon the exercise of options exercisable as of June 26, 2008 by certain of the Other Voting Agreement Parties (as hereinafter defined).  The Reporting Persons expressly disclaim beneficial ownership of the 72,816,667 shares of Common Stock held by the Other Voting Agreement Parties (as hereinafter defined).

Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of Crusader Energy Group Inc., a Nevada corporation formerly known as Westside Energy Corporation (the “Company”).  The Company’s principal executive office is located at 4747 Gaillardia Parkway, Oklahoma City, OK 73142.

Item 2.  Identity and Background

(a)  This Statement is being jointly filed pursuant to Rules 13d-1(a) and 13d-1(k) under the Securities Exchange Act of 1934 (the “Exchange Act”) by (i) Greenhill Capital Partners II, L.P., a Delaware limited partnership (“GCP II”), (ii) Greenhill Capital Partners (Executives) II, L.P., a Delaware limited partnership (“GCP Executives II”), (iii) Greenhill Capital Partners (Employees) II, L.P., a Delaware limited partnership (“GCP Employees II”), (iv) Greenhill Capital Partners (Cayman) II, L.P., a Cayman Islands limited partnership (“GCP Cayman II”), (v) GCP Managing Partner II, L.P., a Delaware limited partnership (“GCPMP II”), in its capacity as the sole general partner of each of GCP II, GCP Executives II, GCP Employees II and GCP Cayman II, (vi) Greenhill Capital Partners, LLC, a Delaware limited liability company (“GCP LLC”), in its capacity as the sole general partner of GCPMP II, and (vii) Greenhill & Co., Inc., a Delaware Corporation (“Greenhill & Co.”), in its capacity as the sole member of GCP LLC.  Each of the entities described in items (i) through (iv) are a “Fund” and are referred to herein collectively as the “Funds”.  The Funds are members of Knight Energy Group I Holding Co., LLC (“Knight I Holding”) and share voting and investment control over Knight I Holding’s direct beneficial ownership of 50.7% of the Company’s outstanding Common Stock.  The entities described in items (i) through (vii) are referred to herein as the “Reporting Persons.”

By virtue of a Voting Agreement dated as of December 31, 2007 (the “Voting Agreement”) among the Funds and David D. Le Norman, Robert J. Raymond, Knight I Holding, Knight Energy Group II Holding Company LLC and Hawk Energy Fund I Holding Company, LLC (collectively, but excluding the Funds, the “Other Voting Agreement Parties”), the Reporting Persons may be deemed to be a “group” (within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) of the Exchange Act) with the Other Voting Agreement Parties for purposes of the Exchange Act.  Although the Reporting Persons do not affirm that such a group has been formed, this disclosure is being made to ensure compliance with the Exchange Act.  On the basis of information provided to the Reporting Persons by the Other Voting Agreement Parties, the Reporting Persons believe that the Other Voting Agreement Parties are the beneficial owners of an aggregate of 196,086,667 shares of Common Stock, including an aggregate of 23,170,000 shares of Common Stock issuable upon the exercise of options exercisable as of June 26, 2008 by certain of the Other Voting Agreement Parties.

(b)  The principal business address of each of the Reporting Persons is 300 Park Avenue, New York, NY 10022.

(c)  The principal business of each of GCP II, GCP Executives II, GCP Employees II and GCP Cayman II is making private equity investments.  The principal business of GCPMP II is serving as the sole General Partner of each of GCP II, GCP Executives II, GCP Employees II and GCP Cayman II.  The principal business of GCP LLC is serving as a General Partner of certain merchant banking funds.  The principal business of Greenhill & Co. is serving as a holding company for certain businesses engaged in financial services and merchant banking.

(d)  During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons (hereinafter defined), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Listed Persons (hereinafter defined), was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)   Information concerning each executive officer, director and controlling person of Greenhill & Co. and GCP LLC (the “Listed Persons”) is listed on Annex A attached hereto, and is incorporated by reference herein.  To the knowledge of the Reporting Persons, except as set forth in Annex A, all of the Listed Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Pursuant to a Contribution Agreement (the “Contribution Agreement”) dated as of December 31, 2007 and disclosed in the proxy statement filed by Westside Energy Corporation with the Securities and Exchange Commission on May 28, 2008 (the “Proxy Statement”), on June 26, 2008, Knight Energy Group, LLC, a subsidiary of Knight I Holding, along with six other privately held companies, was acquired by Westside Energy Corporation and, in consideration therefor, Knight I Holding received 100,100,000 shares of Common Stock.

Item 4.  Purpose of Transaction

Pursuant to the Contribution Agreement, on June 26, 2008, Knight I Holding acquired 100,100,000 shares of Common Stock, representing approximately 50.7% of the outstanding Common Stock of the Company.

Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, none of the Listed Persons, has formulated any plans or proposals that relate to or would result in: (a) the acquisition of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company, (e) any material change in the Company’s present capitalization or dividend policy, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions that may impede the acquisition or control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)   The Funds are members of Knight I Holding and share voting and investment control over Knight I Holding’s direct beneficial ownership of 100,100,000 shares of Common Stock.  As a result, each of the Reporting Persons beneficially owns, indirectly, an aggregate of 100,100,000 shares of Common Stock (approximately 50.7% of the Company’s outstanding Common Stock).

By virtue of the Voting Agreement, the Reporting Persons and the Other Voting Agreement Parties may be considered members of a “group,” within the meaning of Section 13(d)(3) and Rule 13d-5(b)(1) of the Exchange Act.  As a result, each Reporting Person may be deemed, in its capacity as a member of a “group” to beneficially own in the aggregate 172,916,667 shares of Common Stock, or approximately 87.6% of the outstanding shares of Common Stock, which amount includes 72,816,667 shares of Common Stock attributable to the Other Voting Agreement Parties and excludes an aggregate of 23,170,000 shares of Common Stock issuable upon the exercise of options exercisable as of June 26, 2008 by certain of the Other Voting Agreement Parties.

Each of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock owned by the Other Voting Agreement Parties.  The foregoing calculations of percentage ownership are based on 197,394,957 shares of Common Stock issued and outstanding as of June 26, 2008, as disclosed in the Company’s Current Report on Form 8-K filed with the SEC on June 26, 2008.

(b)   The Reporting Persons share power to vote and to dispose of 100,100,000 shares of Common Stock.  By virtue of the Voting Agreement, however, each of the Reporting Persons may be deemed to have shared power to vote 172,916,667 shares of Common Stock.

(c)   Except as described in Items 3, 4 and 6 hereto, none of the Reporting Persons and, to the best of each Reporting Persons’ knowledge, none of the Listed Persons has effected a transaction in shares of Common Stock during the past 60 days.

(d)   Except as described herein, the Reporting Persons are not aware of any other person with the right to receive or the power to direct the receipt or dividends from, or the proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Funds have entered into the Voting Agreement, a copy of which is attached hereto as Exhibit 2, which requires the Funds to vote all shares of Common Stock owned or controlled by them to:

(a)   elect one designee of the Funds to the Company’s board of directors so long as the Funds own no fewer than 33.33% of the outstanding membership interests in Knight I Holding and Knight I Holding holds not fewer than 30% of the outstanding shares of Common Stock or the Funds hold directly not fewer than 10% of the outstanding shares of Common Stock;

(b)   elect three individuals (one of whom will be Mr. Le Norman and two of whom will be independent) designated by Mr. Le Norman to the Company’s board of directors, provided Mr. Le Norman remains chief executive officer of the Company or holds or controls directly or indirectly 10% of the outstanding shares of Common Stock;

(c)   elect three individuals (one of whom will be Mr. Raymond and two of whom will be independent) designated by Mr. Raymond to the Company’s board of directors, provided Mr. Raymond remains chairman of the board of the Company or holds or controls directly or indirectly 10% of the outstanding shares of Common Stock;

(d)   maintain the board members designated by the Funds, Mr. Le Norman and Mr. Raymond on the board of directors unless the Funds, Mr. Le Norman or Mr. Raymond approve the removal of one of their designees from the board in which event the Funds will vote for the replacement director designated by the Funds, Mr. Le Norman or Mr. Raymond, as applicable, so long as the replacement is reasonably acceptable to a majority of the board members; and

(e)   to maintain a compensation committee of the Company’s board of directors and to cause the Funds’ designee to be on that committee.

The Voting Agreement is to remain in effect until the earlier of (i) a change in control of the Company or (ii) December 31, 2011.

The foregoing description of the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as Exhibit 2.

The Funds also entered into a letter agreement, a copy of which is attached as Exhibit 3, pursuant to which the Funds agreed to vote all of the shares of Common Stock that they control, and take all other action within their control, in support of the approval of the services agreement with Mr. Raymond and the employment agreement with Mr. Le Norman.

Item 7.  Material to be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated as of July 7, 2008 by and among the Reporting Persons	Filed herewith

Exhibit 2	Voting Agreement dated as of December 31, 2007	Filed herewith
Exhibit 3	Letter Agreement	Filed herewith
Exhibit 4	Contribution Agreement dated as of December 31, 2007	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on January 7, 2008

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 2008

GREENHILL & CO., INC.
By:	/s/ Jodi Ganz
	Name:	Jodi Ganz
	Title:	Acting General Counsel and Secretary

GREENHILL CAPITAL PARTNERS, LLC
By:	/s/ Jodi Ganz
	Name:	Jodi Ganz
	Title:	Secretary

GCP MANAGING PARTNER II, L.P. By:Greenhill Capital Partners, LLC, its general partner
By:	/s/ Jodi Ganz
	Name:	Jodi Ganz
	Title:	Secretary

GREENHILL CAPITAL PARTNERS II, L.P.
GREENHILL CAPITAL PARTNERS (CAYMAN) II, L.P.
GREENHILL CAPITAL PARTNERS (EXECUTIVES) II, L.P.
GREENHILL CAPITAL PARTNERS (EMPLOYEES) II, L.P.

By:  GCP Managing Partner II, L.P., as managing general partner of each of the foregoing partnerships
By:Greenhill Capital Partners, LLC, its general partner

By:	/s/ Jodi Ganz
	Name:	Jodi Ganz
	Title:	Secretary

Annex A

GREENHILL & CO., INC

Executive Officers

Name:	Title:	Citizenship:
Robert F. Greenhill	Chairman	United States
Scott L. Bok	Co-Chief Executive Officer	United States
Simon A. Borrows	Co-Chief Executive Officer	United Kingdom
Robert H. Niehaus	Chairman, Greenhill Capital Partners	United States
Richard J. Lieb	Chief Financial Officer and Assistant Treasurer	United States
Harold J. Rodriguez, Jr.	Chief Administrative Officer	United States
Jodi Ganz	Acting General Counsel and Secretary	United States

Address

Each of such executive officers can be reached c/o: Jodi Ganz, 300 Park Avenue, 23rd Floor, New York, NY 10022.

Directors

John C. Danforth is a Director of Greenhill & Co., Inc.  Mr. Danforth is a Partner in the law firm of Bryan Cave LLP.  The principal address of Bryan Cave LLP is One Kansas City Place, 1200 Main Street, Suite 3500, Kansas City, Missouri 64105-2100.

Steven F. Goldstone is a Director of Greenhill & Co., Inc.  Mr. Goldstone manages the Silver Spring Group, a private investment firm.  The principal address of the Silver Spring Group is 570 Lexington Avenue, New York, NY 10022.

Stephen L. Key is a Director of Greenhill & Co., Inc.  Mr. Key is the sole proprietor of Key Consulting, LLC, a consulting firm.  The principal address of Key Consulting, LLC is 222 Richmond St., Suite 202, Providence, RI 02903.

Isabelle V. Sawhill is a Director of Greenhill & Co., Inc.  Dr. Sawhill is a Senior Fellow of Economic Studies at the Brookings Institution.  The Brookings Institution is a private nonprofit organization devoted to independent research and policy solutions.  The principal address of the Brookings Institution is 1775 Massachusetts Ave., NW, Washington, DC 20036.

GREENHILL CAPITAL PARTNERS, LLC

Executive Officers

Name:	Title:	Citizenship:
Robert H. Niehaus	Chairman, Member of Investment Committee	United States
Robert F. Greenhill	Managing Director, Member of Investment Committee	United States
Scott L. Bok	Managing Director, Member of Investment Committee	United States
V. Frank Pottow	Managing Director, Member of Investment Committee	United States, Canada
Harold J. Rodriguez	Chief Financial Officer, Chief Compliance Officer and Treasurer	United States
Simon A. Borrows	Member of Investment Committee	United Kingdom
Kevin A. Bousquette	Managing Director, Member Of Investment Committee	United States
Jodi Ganz	Secretary	United States

Address

Each of such executive officers can be reached c/o: Jodi Ganz, 300 Park Avenue, 23rd Floor, New York, NY 10022.